EXHIBIT 12

HOST MARRIOTT, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2003	2002	2001	2000	1999
Income (loss) from operations before income taxes	$(237)	$(53)	$61	$77	$235
Add (deduct):
Fixed charges	610	582	574	530	501
Capitalized interest	(2)	(2)	(8)	(8)	(7)
Amortization of capitalized interest	6	6	7	6	6
Minority interest in consolidated affiliates	4	8	23	26	20
Net (gains) losses related to certain 50% or less owned affiliates	22	9	(3)	(27)	(7)
Distributions from equity investments	3	6	9	1	1
Distributions on preferred limited partner units	(37)	(37)	(32)	(20)	(6)

Adjusted earnings	$369	$519	$631	$585	$743

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$524	$496	$488	$455	$443
Capitalized interest	2	2	8	8	7
Distributions on preferred limited partner units	37	37	32	20	6
Portion of rents representative of the interest factor	47	47	46	47	45

Total fixed charges and preferred limited partner unit distributions	$610	$582	$574	$530	$501

Ratio of earnings to fixed charges and preferred limited partner unit distributions	—	—	1.1	1.1	1.5
Deficiency of earnings to fixed charges and preferred limited partner unit distributions	$(241)	$(63)	—	—	—